Exhibit (a)(1)(A)
RCN CORPORATION
July 16, 2009
OFFER TO EXCHANGE
ELIGIBLE STOCK OPTIONS FOR
NEW STOCK OPTIONS
This offer to exchange and your withdrawal rights will expire at 11:59 p.m., Eastern time,
on August 12, 2009, unless extended.
     This Offer to Exchange Eligible Stock Options for New Stock Options (this “Offer to Exchange”) relates to a stock option exchange program (the “Exchange Program”) under which you will have the opportunity to exchange your Eligible Options granted under the 2005 Stock Compensation Plan (the “2005 Plan”) for a lesser number of stock options (“New Options”) that will be granted under the 2005 Plan.
     All employees of RCN Corporation (“RCN,” the “Company,” “we,” “our,” or “us”) who hold Eligible Options on the commencement date of the Exchange Program may participate in the Exchange Program if they remain employed by RCN through the New Option Grant Date, which is the Expiration Date of the Exchange Program. However, members of RCN’s Board of Directors and its chief executive officer are not eligible to participate in the Exchange Program.
     If you are eligible to participate in the Exchange Program, all of your outstanding and unexercised stock options to purchase our common stock that were granted under the 2005 Plan are eligible to be exchanged (“Eligible Options”). If you participate in the Exchange Program, the number of New Options you receive will be determined based on an exchange ratio taking into consideration the exercise price, the remaining term of the Eligible Options and the stock price on the date of grant, among other factors. Each New Option will be subject to the terms of the 2005 Plan and to a new award agreement between you and RCN. The terms of the new award agreement for the New Options are different from your existing option award agreements and you should carefully review the differences.
     If you participate in the Exchange Program and receive New Options, your New Options will have an exercise price equal to the greater of (i) the closing price of the common stock as quoted on the NASDAQ Global Select Market on the date the Exchange Program expires (the “Expiration Date”), or (ii) the trailing average of the closing prices of the common stock as quoted on the NASDAQ Global Select Market on the twenty trading days ending on the Expiration Date. Your New Options will have a term of seven years from the date of grant.
     New Options will be subject to a new vesting schedule and will be unvested at the time of grant, regardless of whether your Eligible Options were partly or wholly vested. The New Options will have a three year vesting period with one-third of the New Options vesting on each anniversary of the grant date. Vesting is subject to your continued employment by RCN through each relevant vesting date and the other provisions of your New Option award agreement. Your participation in the Exchange Program and the receipt of the New Options does not provide any guarantee or promise of continued employment with RCN.
     Our common stock is traded on the NASDAQ Global Select Market under the symbol “RCNI.” On July 14, 2009, the closing price of our common stock was $5.98 per share. You should evaluate current market quotes for our common stock, among other factors, before deciding to participate in the Exchange Program.
GLOSSARY OF TERMS USED IN THE EXCHANGE PROGRAM
Cancellation Date
     The date when Eligible Options that are tendered to RCN and accepted by us pursuant to the Exchange Program will be cancelled. We expect that the Cancellation Date will be the same date as the Expiration Date and the New Option Grant Date.
Eligible Employees
     Every employee of RCN on the date the Exchange Program starts (including every officer of RCN, except for the chief executive officer) who holds one or more Eligible Options and who continues to be an employee of RCN as of the New Option Grant Date. Members of RCN’s Board of Directors are not eligible to participate.
Eligible Options
     Any outstanding stock option for the purchase of shares of common stock granted under the 2005 Plan.
Exchange Ratio
     The ratio of the number of Eligible Options that will need to be tendered to receive one New Option.
Expiration Date
     We expect that the Expiration Date of the Offering Period will be August 12, 2009 at 11:59 p.m., Eastern time. We may extend the Expiration Date at our discretion. If we extend the offer, the term “Expiration Date” will refer to the time and date at which the extended offer expires.
New Options
     New stock options issued under the 2005 Plan that will replace the Eligible Options tendered pursuant to the Exchange Program. The New Options will be granted on the New Option Grant Date and will be subject to the terms and conditions of the 2005 Plan. Regardless of the vesting status of the Eligible Options, the New Options will have a three year vesting period with one-third of the New Options vesting on each anniversary of the grant date. Each of the New Options will have an expiration date that is seven years from the New Option Grant Date.

New Option Grant Date
     We expect the New Option Grant Date will be August 12, 2009. If the Expiration Date is extended, the Cancellation Date and the New Option Grant Date will be similarly extended.
Offering Period
     The offering period for the Exchange Program will start on July 16, 2009 and expire at 11:59 p.m., Eastern time on the Expiration Date.
Schedule TO
     Tender Offer Statement on Schedule TO filed by RCN with the Securities and Exchange Commission (“SEC”).
     See the section entitled Risks of Participating in the Exchange Program for a discussion of risks that you should consider before tendering your Eligible Options for exchange in the Exchange Program.
     Neither RCN nor our Board of Directors will make any recommendation as to whether you should exchange, or refrain from exchanging, any or all of your Eligible Options for New Options in the Exchange Program. Participation in the Exchange Program carries risks and there is no guarantee that you will not ultimately receive greater value from your existing options than from the New Options you will receive if you participate in the Exchange Program. As a result, you must make your own decision as to whether to participate in the Exchange Program. For questions regarding personal tax implications or other questions, you should talk to your own legal, financial and tax advisors.
IMPORTANT
     If you wish to tender any of your Eligible Options for exchange in the Exchange Program, you must notify RCN of your election to exchange such stock options before the Exchange Program expires. You may notify RCN of your election by making an election online at the Stock Option Exchange Program Website, which is available at http://www.rcnoptionexchange.com. Your online election must be submitted before the expiration deadline of 11:59 p.m., Eastern time, on August 12, 2009 (or such later date as may apply if the Exchange Program is extended).
     Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed judgment upon the accuracy or adequacy of this Offer to Exchange. Any representation to the contrary is a criminal offense.

     You should direct questions about this Offer to Exchange or requests for copies of this Offer to Exchange and the other documents relating to the Exchange Program by email to stockoptionexchange@rcn.com.
     You should rely only on the information contained in this Offer to Exchange or other documents to which we have referred you. We have not authorized anyone to provide you with different information. We are not making an offer of New Options in any jurisdiction in which participation in the Exchange Program by our employees is not permitted. However, we may, at our discretion, take any actions necessary for us to permit participation in the Exchange Program by employees in any of these jurisdictions. You should not assume that the information provided in this Offer to Exchange is accurate as of any date other than the date as of which it is shown, or if no date is otherwise indicated, the date of this Offer to Exchange. This Offer to Exchange summarizes various agreements, documents and other information. These summaries are qualified in their entirety by reference to the agreements, documents and information to which they relate.

v

SUMMARY TERM SHEET
     The following are answers to some of the questions that you may have about the Exchange Program. The information in this Summary Term Sheet is not complete. Additional important information is contained in the remainder of this Offer to Exchange and the other documents relating to the Exchange Program. You should carefully read the rest of this Offer to Exchange and other related documents referred to in this document. The Exchange Program is subject to the terms and conditions of these documents, as they may be amended. We have included in this Summary Term Sheet references to other sections in this Offer to Exchange to help you find a more complete description of these topics.
Q1: Why is RCN offering the Exchange Program?
A1: We believe that the decline in the price of RCN stock has had a negative impact on our ability to incentivize, reward and motivate employees through the use of stock options. Because our outstanding options have exercise prices well above the current stock price, many employees believe their options are of little or no value. RCN is offering this exchange because we believe competitive compensation and incentive programs are crucial to the future success of the Company and we want to encourage retention of our employees.
Q2: Who is eligible to participate in the Exchange Program?
A2: You may participate in the Exchange Program if you are an Eligible Employee. You are an Eligible Employee if you are an employee of RCN (including employees on leave of absence) at the time of the commencement of the Exchange Program, you remain an Eligible Employee through the New Option Grant Date, and you hold Eligible Options. The Exchange Program will not be made available to former employees. Also, the chief executive officer and members of RCN’s Board of Directors are not eligible to participate in the Exchange Program.
Q3: What stock options are we offering to exchange in the Exchange Program?
A3: The Exchange Program will cover all options outstanding under the 2005 Plan that are held by Eligible Employees.
Q4: What is the expected timeline of this Exchange Program?
A4: The Offering Period will start on July 16, 2009 and expire at 11:59 p.m., Eastern time, on the Expiration Date, which we currently anticipate to be August 12, 2009. We may extend the Expiration Date as a result of regulatory review or at our discretion. New Options will be granted on the New Option Grant Date, which we expect to be the same date as the Expiration Date, with an exercise price equal to the greater of (i) the closing price of the common stock as quoted on the NASDAQ Global Select Market on the Expiration Date, or (ii) the trailing average of the closing prices of the common stock as quoted on the NASDAQ Global Select Market on the twenty trading days ending on the Expiration Date. We expect that your stock records will be updated in our stock administration system and viewable by you at http://www.netbenefits.com on or about September 4, 2009.

Q5: How many New Options will I receive for the options that I exchange?
A5: The Exchange Program is structured as a value-for-value exchange. Eligible Employees that surrender Eligible Options will receive New Options covering a fraction of the number of shares that are covered by the surrendered options. The number of shares underlying the New Option received in exchange for one share underlying an Eligible Option that is surrendered in the exchange is referred to as the “Exchange Ratio.”
     RCN established Exchange Ratios that will result in the issuance of replacement options with a fair value approximately equal to the fair value of the stock options surrendered in the Exchange Program. The Company calculated the fair value of the Eligible Options using the Black-Scholes option valuation model. This model uses the following factors: stock price volatility, risk free interest rates, expected life, option exercise price, dividend yield and stock price on the date of grant.
     The Exchange Ratios were established as of July 14, 2009, prior to the commencement of the Offering Period. The actual value of the Eligible Options and the New Options cannot be known until the close of the Exchange Program on August 12, 2009. Accordingly, it is important for you to evaluate this offer based on your assessment of the Company’s future stock price, the specific options you currently hold and other applicable risk factors.
     The Exchange Ratios for Eligible Options exchanged for New Options are as follows:

					Number
	Exercise				of New
	Price	Number of	Fair Value of		Options
	of Eligible	Options to be	Options to be		to be
Grant Date	Options	Exchanged	Exchanged	Exchange Ratio	Issued
May 24, 2005	$13.79	780,067	$0.61	4.34	179,563
May 24, 2005	$12.36	438,192	$0.71	3.73	117,402
November 28, 2005	$14.29	226,733	$0.69	3.84	59,036
June 6, 2006	$17.42	329,796	$0.63	4.21	78,404
December 4, 2006	$19.78	122,559	$0.64	4.14	29,599
August 31, 2007	$14.39	193,807	$1.05	2.52	76,791
March 14, 2008	$11.22	884,750	$1.38	1.92	460,738
     As an example, if an Eligible Employee tenders an Eligible Option to purchase 1,000 shares of common stock with an exercise price of $13.79 per share, that Eligible Employee would receive a New Option to purchase 230 shares of common stock (that is, 1,000 divided by 4.34, with the result rounded down to the nearest whole number, equals 230).
Q6: What will happen if I leave RCN for any reason after exchanging my Eligible Options, but before my New Options are granted?
A6: To receive New Options, you are required to be employed by RCN at the beginning of the Offering Period and on the New Option Grant Date. If you are not employed by RCN at each such time, you will not receive any New Options and instead will retain your current options, which will expire in accordance with their existing terms.

Q7: What if I elect to participate in the Exchange Program and then leave RCN after the New Options are granted?
A7: If you elect to participate in the Exchange Program and tender Eligible Options for exchange, and if we accept your tendered Eligible Options, your New Options will be granted on the New Option Grant Date. If your employment terminates for any reason after the New Option Grant Date, the terms and conditions of any New Options granted in the Exchange Program will apply.
Q8: What does it mean to exchange on a “grant-by-grant” basis?
A8: Eligible Options will be tendered on a grant-by-grant basis in exchange for a lesser amount of New Options with a lower exercise price. Generally, when we grant stock options to employees, the stock option “grant” will have more than one underlying stock option. For example, an employee might receive a stock option grant with 100 underlying stock options. All 100 stock options would have been granted on the same date with the same exercise price. When we state that employees will be permitted to exchange Eligible Options for New Options on a “grant-by-grant” basis, that means that you can elect to exchange either all or none of the underlying stock options of a particular grant. Using the example of a stock option grant with 100 underlying stock options, assuming the stock options were Eligible Options and still outstanding, you could elect to tender the entire stock option grant (i.e., all 100 stock options) in exchange for a grant with a lesser amount of New Options and with a lower exercise price. See Question 19 for more information.
Q9: Why isn’t the Exchange Ratio simply one-for-one?
A9: Our intent is to establish Exchange Ratios that will result in the issuance of New Options with a fair value approximately equal to the fair value of the Eligible Options tendered in the Exchange Program. On a per option basis, outstanding options that are underwater have less value than the New Options that will be granted under the Exchange Program. Because of this, more underwater options are required to equal the value of a New Option. If the ratio were set at one-for-one, it would result in an accounting expense for RCN, which we do not believe is in the best interests of our stockholders. See Section 3, New Options, for more information.
Q10: Are there any differences between the New Options and the Eligible Options that may be tendered in the Exchange Program?
A10: If you choose to participate in the Exchange Program and tender Eligible Options for exchange, you will receive New Options that will have substantially the same terms and conditions as the Eligible Options you tendered, except that:
•	You will receive a lesser amount of New Options. The number of New Options will be determined using an exchange ratio designed to result in a fair value, using standard valuation techniques, of the New Options being approximately equal to the fair value of the Eligible Options that are tendered for exchange.

•	The exercise price for the New Options will be equal to the greater of (i) the closing price of the common stock as quoted on the NASDAQ Global Select Market on the Expiration Date, or (ii) the trailing average of the closing prices of the common stock as quoted on the NASDAQ Global Select Market on the twenty trading days ending on the Expiration Date. The Company expects the exercise price for the New Options to be lower than the exercise price of the stock options that will be tendered for exchange.

•	The New Options will be subject to a three year vesting period, even if all or a portion of the tendered Eligible Options are already vested. One-third of the New Options will vest on each anniversary of the grant date.

•	The New Options will have a term of seven years from the New Option Grant Date.

•	The New Options will be non-qualified stock options, even if the tendered Eligible Options are incentive stock options.
See Section 2, Eligible Options; Eligible Employees; Expiration Date, for more information.
Q11: When will my New Options expire?
A11: All New Options will have a term of seven years. For example, if your New Options are granted on August 12, 2009, you will have until August 12, 2016 to exercise your New Options (assuming you remain employed through that period).
Q12: Will I be required to give up all my rights under my Eligible Options?
A12: Yes. Once we have accepted your Eligible Options, your Eligible Options will be cancelled and you will no longer have any rights under those options. We expect that the Expiration Date, the Cancellation Date and the New Option Grant Date will be August 12, 2009. If the Expiration Date is extended, the Cancellation Date and the New Option Grant Date will be similarly extended. See Section 6, Acceptance of Options for Exchange and Issuance of New Options, for more information.
Q13: Must I participate in the Exchange Program?
A13: No. Participation in the Exchange Program is completely voluntary. If you choose not to participate, you will keep all of your currently outstanding stock options and you will not receive New Options in the Exchange Program. No changes will be made to the terms of your current stock options as a result of your decision not to participate in the Exchange Program. If you decide not to tender any of your Eligible Options for exchange in the Exchange Program, you do not need to do anything.
Q14: How should I decide whether to exchange my Eligible Options for New Options?
A14: RCN is providing information to assist you in making your own informed decision. You are encouraged to seek further advice from your tax, financial and legal advisors. No one from RCN is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.

          Please also review the section entitled Risks of Participating in the Exchange Program for a discussion of risks that you should consider before tendering your Eligible Options for exchange in the Exchange Program.
Q15: Why can’t RCN just grant Eligible Employees additional stock options?
A15: We designed the Exchange Program to avoid the potential dilution in ownership to our stockholders that would result if we granted employees additional stock options to supplement their underwater stock options. Granting more stock options would increase the number of outstanding stock options relative to our outstanding shares of common stock (sometimes called “overhang”), which we do not believe would be in the best interests of our stockholders. In addition, issuing new stock options without cancelling any previously granted stock options would increase our operating expenses, as we would need to expense both the new stock options and the previously granted stock options. This would decrease our reported earnings and could negatively impact our stock price.
Q16: Are you expecting the Exchange Program to be a one-time event?
A16: We do not currently anticipate offering employees another opportunity in the future to exchange underwater options for new options.
Q17: May I change my mind after electing to participate in or withdraw from the Exchange Program?
A17: Yes. You may change your mind after you have submitted your election to exchange your Eligible Options by submitting a new election at any time before the Expiration Date. If we extend the Expiration Date, you may submit a new election at any time until the extended Offering Period expires. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election to RCN before the Expiration Date. See Section 5, Withdrawal Rights, for more information.
Q18: How do I change my election?
A18: To change your election with respect to your Eligible Options, you must make a new election online at the Stock Option Exchange Program Website, which is available at http://www.rcnoptionexchange.com. You will receive confirmation of your election immediately following submission of your election at the Stock Option Exchange Program Website. If you do not receive a confirmation of your election, then your election with respect to your Eligible Options was not properly made.
Q19: Will I be able to exchange only a portion of my Eligible Options?
A19: You will be able to elect to exchange all or none of your Eligible Options on a grant-by-grant basis. However, you will not be able to split a single grant. In other words, if you have a grant of 1,000 options with a specific grant date and exercise price, you will not be able to choose to exchange 500 options and keep 500 options. You will be able to either exchange all 1,000 options from that grant or none of those 1,000 options. You can similarly exercise options with other grant dates and exercise prices on an all or nothing basis.
Q20: How do I find out how many Eligible Options I have and what their exercise prices are?
A20: You can review a list of your Eligible Options and the exercise prices of such options at the Stock Option Exchange Program Website, which is available at http://www.rcnoptionexchange.com.
Q21: Can I exchange stock options that I have already fully exercised?
A21: No. The Exchange Program only applies to outstanding RCN stock options that are eligible under the Exchange Program. You will not be able to exchange shares of common stock that you own outright.
Q22: Once I tender my Eligible Options, is there anything I must do to receive the New Options?
A22: Once your Eligible Options have been accepted and cancelled, there is nothing that you must do to receive your New Options. We expect that the Expiration Date, the Cancellation Date and the New Option Grant Date will be August 12, 2009. If the Expiration Date is extended, the Cancellation Date and the New Option Grant Date will be similarly extended. Once your New Options are granted, you will need to accept them. You will receive an email from our stock plan administrator with instructions on how to accept your New Options.
Q23: What happens to my options if I choose not to participate or if my options are not accepted for exchange?
A23: If we do not receive your election by the deadline, you choose not to participate, or your options are not accepted by us under the Exchange Program, your existing options will remain outstanding until they expire or are terminated by their terms, and the options will retain their current exercise price and vesting schedule. See Section 6, Acceptance of Options for Exchange and Issuance of New Options, for more information.
Q24: How does the Company determine whether an option has been properly tendered?
A24: We will determine, in our discretion, all questions about the validity, eligibility (including time of receipt) and acceptance of any options. We reserve the right to reject any election or any options tendered for exchange that we determine are unlawful to accept. We will accept all properly tendered options that are not validly withdrawn, subject to the terms of the Exchange Program. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured or waived by us. We have no obligation to give notice of any defects or irregularities in any election and we will not incur any liability for failure to give any notice. Our determination regarding proper tender may be challenged by the affected party. Only a court or arbitrator of competent jurisdiction may make a decision concerning proper tender that will be final and binding upon all persons. See Section 4, Procedures for Tendering Eligible Options, for more information.

Q25: If you extend the Offering Period, how will you notify me?
A25: If we extend the Offering Period, we will issue a press release, email or other form of communication disclosing the extension no later than 9:00 a.m., Eastern time, on the next U.S. business day following the previously scheduled Expiration Date. See Section 15, Extension of Exchange Program; Termination; Amendment, for more information.
Q26: How will you notify me if the Exchange Program is changed?
A26: If we change the Exchange Program, we will issue a press release, email or other form of communication disclosing the change no later than 9:00 a.m., Eastern time, on the next U.S. business day following the day we change the Exchange Program. See Section 15, Extension of Exchange Program; Termination; Amendment, for more information.
Q27: Will my decision to participate in the Exchange Program have any impact on my ability to receive options in the future?
A27: No. Participation or non-participation in the Exchange Program will have no effect on your consideration for future option grants. However, all option grants are at the discretion of the Compensation Committee of our Board of Directors.
Q28: May RCN cancel this Exchange Program?
A28: RCN may, in its sole discretion, decide to terminate the Exchange Program at any time prior to the expiration of the Exchange Program. If the Exchange Program is terminated, any Eligible Options that were tendered for exchange will remain outstanding and retain their existing terms, including their existing exercise price, vesting schedule and expiration date. Any cancellation of the Exchange Program will be treated, for all purposes, as if no offer to exchange was ever made.
Q29: When will I receive my New Options?
A29: We will grant the New Options on the New Option Grant Date. We expect the New Option Grant Date will be August 12, 2009. If the Offering Period is extended, the New Option Grant Date will be similarly extended. We expect your stock records will be updated in our stock administration system and will be viewable to you at http://www.netbenefits.com on or about September 4, 2009. See Section 4, Procedures for Tendering Eligible Options, for more information.
Q30: When will my New Options vest and be exercisable?
A30: The New Options will be subject to a new vesting schedule and will be unvested at the time of grant, regardless of whether your Eligible Options were partly or wholly vested. The New Options will have a three year vesting period with one-third of the New Options vesting on each anniversary of the grant date. Each of the New Options will have an expiration date that is seven years from the New Option Grant Date.

Q31: After the New Option Grant Date, what happens if my New Options end up underwater again?
A31: Our stockholders have approved us making this one-time Exchange Program. We do not expect to make this offer again in the future. We provide no assurance as to the price of our common stock at any time in the future.
Q32: Will I have to pay taxes if I participate in the Program?
A32: If you participate in the Exchange Program and are a citizen or resident of the United States, you should not be required under current U.S. law to recognize income for U.S. federal income tax purposes either by reason of the relinquishment of Eligible Options or the receipt of New Options. However, you may have taxable income when you exercise your New Options and when you sell your shares. See Section 14, Material U.S. Federal Income Tax Consequences, for more information.
For all employees, we recommend that you consult with your own tax advisor to determine the personal tax consequences to you of participating in the Exchange Program. If you are a citizen or resident of more than one country, or are considered a resident of more than one country for local law purposes, you should be aware that there may be additional tax and social insurance consequences that apply to you.

RISKS OF PARTICIPATING IN THE EXCHANGE PROGRAM
     Participating in the Exchange Program involves a number of potential risks, including those described below. This list and the risk factors set forth under the heading entitled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC, highlight some of the material risks of participating in the Exchange Program. You should carefully consider these risks and we encourage you to speak with your financial, legal and/or tax advisors as necessary before deciding whether to participate in the Exchange Program. In addition, we strongly urge you to read the sections in this Offer to Exchange discussing the tax consequences of participating in the Exchange Program, as well as the rest of this Offer to Exchange for a more in-depth discussion of the risks that may apply to you before deciding to participate in the Exchange Program.
     This Offer to Exchange and our SEC reports referred to above include certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the current views of RCN with respect to current events and financial performance. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” or similar words. These forward-looking statements may also use different phrases. From time to time, RCN also provides forward-looking statements in other materials RCN releases to the public or files with the SEC, as well as oral forward-looking statements.
     The following discussion should be read in conjunction with the summary financial data included in Section 10 of this Offer to Exchange, as well as our annual, quarterly and special reports, proxy statements and other information filed with the SEC on or before the date hereof. We caution you not to place undue reliance on the forward-looking statements contained in this document, which speak only as of the date hereof.
Risks Related to the Exchange Program
     The Exchange Ratios used in determining the number of New Options you will be eligible to receive for your Eligible Options take into account a number of factors and assumptions, and as such, the actual value of your New Options may be more or less than the value of your Eligible Options. Furthermore, the value of your New Options cannot be determined until the close of the Exchange Program.
     The number of New Options that you will be eligible to receive has been determined based on an Exchange Ratio. We determined the Exchange Ratio by calculating the aggregate value of the Eligible Options using a Black-Scholes option valuation model. Black-Scholes models were initially developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics not present in our or most other companies’ option grants under employee option plans. Existing valuation models, including variations of the Black-Scholes model, may not provide reliable measures of the values of our stock-based compensation, including with respect to the Exchange Program. There currently is no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from the Black-Scholes option valuation model used to determine the Exchange Ratios, nor is there a means to compare and adjust the estimates to actual values.

     RCN established Exchange Ratios that will result in the issuance of replacement options with a fair value approximately equal to the fair value of the stock options surrendered in the Exchange Program. The Black-Scholes model we used takes into account the following factors to estimate fair value: stock price volatility, risk free interest rates, expected life, option exercise price, dividend yield and stock price on the date of grant.
     The Exchange Ratios were established as of July 14, 2009 prior to the commencement of the Offering Period. The actual value of the Eligible Options and the New Options can not be known until the close of the Exchange Program. Accordingly, it is important for you to evaluate this offer based on your assessment of the Company’s future stock price, the specific options you currently hold and other applicable risk factors.
     If the trading price of our common stock decreases after the date on which your New Options are granted, you will not be able to realize any gain from the exercise of your New Options.
     The exercise price per share of all New Options will be equal to the greater of (i) the closing price of the common stock as quoted on the NASDAQ Global Select Market on the Expiration Date, or (ii) the trailing average of the closing prices of the common stock as quoted on the NASDAQ Global Select Market on the twenty trading days ending on the Expiration Date. If the trading price of our common stock decreases after the New Option Grant Date, the exercise price of your New Options will be greater than the trading price of our common stock (i.e., the same situation that is currently affecting the Eligible Options) and you will not be able to realize any gain from the exercise of your New Options. The trading price of our common stock has been volatile and there can be no assurance that the price of our common stock will increase after the New Option Grant Date.
     New Options will be subject to vesting requirements, and you generally will not be able to exercise any unvested New Options if your employment with RCN terminates prior to the applicable vesting dates.
     The New Options will be subject to a new vesting schedule and will be unvested at the time of grant, regardless of whether your Eligible Options were partly or wholly vested. The New Options will have a three year vesting period with one-third of the new options vesting on each anniversary of the grant date. Vesting is subject to you continuing to be an employee with RCN through each relevant vesting date. Your participation in the Exchange Program and the receipt of New Options does not provide any guarantee or promise of continued employment with RCN. You will not be able to exercise any unvested New Options if your employment with RCN terminates for any reason, including the termination of your employment by RCN with or without cause, prior to the applicable vesting dates.

     If the trading price of our common stock increases in the future, your Eligible Options might be worth more than the New Options that you receive under the Exchange Program.
     We have designed the Exchange Program to make the granting of the New Options approximately accounting expense neutral to RCN. The Exchange Ratios being used in the Exchange Program are designed to result in the fair value, using standard valuation techniques, of the New Options being approximately equal to the fair value of the Eligible Options being tendered for exchange (based on valuation assumptions made when the Offer to Exchange commences). As a result, you will be issued a lesser amount of New Options than the Eligible Options you tender for exchange.
     Because the Exchange Program is not based on a one-for-one exchange ratio with respect to the Eligible Options, it is possible that in the future your Eligible Options could be economically more valuable than the New Options granted pursuant to the Exchange Program. For example, if you exchange an option exercisable for 1,000 shares with an exercise price of $13.79 per share you will receive a New Option exercisable for 230 shares. Assume, for illustrative purposes only, that the exercise price of your New Option is $6.00 per share and that in three years the trading price of our common stock has increased to $20.00 per share. Under this example, if you had retained your Eligible Options and sold the shares subject to the options at $13.79 per share, you would have realized a pre-tax gain of $6,210. If you exchanged your options and sold the shares subject to your New Options, however, you would realize a pre-tax gain of only $3,220.
     If we are acquired by or merge with another company, your Eligible Options might be worth more than the New Options that you receive under the Exchange Program.
     A transaction involving RCN, such as a merger or other acquisition, could have a substantial effect on our stock price, including significantly increasing or decreasing the price of our common stock. Depending on the structure and terms of this type of transaction, employees who elect to participate in the Exchange Program might be deprived of some of the benefit of the appreciation in the price of our common stock resulting from the merger or acquisition. This could result in a greater financial benefit for those employees who did not participate in the Exchange Program and retained their original options.
Risks Related to Our Business and Industry
     We have a history of net losses and we emerged from Chapter 11 reorganization in 2004.
     We have had a history of net losses and expect to continue to report net losses for the foreseeable future. On May 27, 2004, we filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code and emerged on December 21, 2004. We reported net losses of $70.7 million, $152.0 million, $11.9 million and $136.1 million for the years ended December 31, 2008, 2007, 2006 and 2005, respectively. Our net losses are principally attributable to insufficient revenue to cover our operating expenses, which we expect will remain significant.

     We are subject to regulation by federal, state and local governments, which may impose costs and restrictions.
     Federal, state and local governments extensively regulate the cable industry and the telephone services industry and are beginning to regulate certain aspects of the Internet services industry. There are numerous proceedings pending before the Federal Communications Commission (“FCC”), state Public Utilities Commissions (“PUCs”) and state and federal courts that may materially affect the way that we do business. For example, Congress, the FCC, and some states are considering various regulations and legislation pertaining to “network neutrality,” digital carriage obligations, digital set top box requirements, program access rights, digital telephone services, and changes to the pricing at which we interconnect exchange traffic with other telephone companies any of which may materially affect our business operations and costs. With respect to VoIP services, the FCC is considering whether it should impose additional VoIP E911 obligations on interconnected VoIP providers, including a proposed requirement that interconnected VoIP providers automatically determine the physical location of their customer rather than allowing customers to manually register their location. Also, the FCC continues to evaluate alternative methods for assessing universal service fund charges. We cannot predict what actions the FCC or state regulators may take in the future, nor can we determine the potential financial impact of those possible actions.
     We also expect that new legislative enactments, court actions and regulatory proceedings will continue to clarify and in some cases change the rights and obligations of cable operators, telecommunications companies and other entities under federal, state, and local laws, possibly in ways that we have not foreseen. Congress and state legislatures consider new legislative requirements potentially affecting our businesses virtually every year and new proceedings before the FCC, state PUCs and state and federal courts are initiated on a regular basis that may also have an impact on the way that we do business.
     Actions by local authorities may also affect our business. Local franchise authorities grant franchises or other agreements that permit us to operate our cable and open video systems, and we have to renew or renegotiate these agreements from time to time. Local franchise authorities often demand concessions or other commitments as a condition to renewal or transfer, and such concessions or other commitments could be costly to us in the future. In addition, we could be materially disadvantaged if we remain subject to legal constraints that do not apply equally to our competitors, such as where local telephone companies that enter our markets to provide video programming services are not subject to the local franchising requirements and other requirements that apply to us. For example, the FCC has adopted rules and several states have enacted legislation to ease the franchising process and enable state-wide franchising for new entrants. While reduced franchising limitations could also benefit us if we were to expand our systems, the chief beneficiaries of these rules are the larger, well funded traditional telephone carriers, such as Verizon.
     The results of these ongoing and future legislative, judicial and administrative actions may materially affect our cost of business operations and profitability.
     We depend on certain third party suppliers for equipment, software and outsourced services, and in some cases, a single vendor in order to obtain economies of scale. If we are unable to receive quality goods or services from these vendors on reasonable terms and on a timely basis, our ability to offer services could be impaired, and our brand, growth, operations, and financial results could be materially adversely affected.

     We depend on third party suppliers and licensors to provide some of the hardware, software and operational support functions necessary to provide some of our services. We obtain these goods and services from a limited number of vendors, and in certain cases, rely on a single vendor in order to maximize our volume-based purchasing discounts. If demand exceeds these vendors’ capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the goods and services we need in a quality, timely manner and at reasonable prices, our ability to provide some services might be materially adversely affected. The need to procure or develop alternative sources of the affected goods or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, results of operations and financial condition.
     In the event of a substantial failure or disruption of our network or information systems, or loss of key facilities or personnel, we may not be able to fully recover our services for an extended period, which would adversely affect our financial position and future results of operations.
     Our disaster recovery framework to control and address systems and key facilities risks may not currently permit for timely recovery of our primary service delivery capability and information systems functions in any of our key geographic markets in the event of a catastrophic event or loss of major systems capabilities, including those arising from abusive or malicious Internet activities. We may incur substantial costs, delays and customer complaints before restoring our primary business if such a catastrophic failure was to occur. In the event of a disaster impairing our primary service delivery and operational capabilities, we would expect to experience a substantial negative effect on our results of operations and financial condition.
     Programming costs have risen in past years and are expected to continue to rise, and we may not be able to pass such programming costs through to our customers, which could adversely affect our cash flow and operating margins.
     The cost of obtaining programming is the largest operating cost associated with providing our video service. These costs have increased each year, and we expect them to continue to increase, especially the costs associated with sports programming. Many of our programming contracts cover multiple years and provide for future increases in the fees we must pay. In addition, local over-the-air television stations are increasingly seeking substantial fees for retransmission of their stations over our cable networks. Historically, we have absorbed increased programming costs in large part through increased prices to our customers. We cannot assure you that competitive and other marketplace factors will permit us to continue to pass through these costs, particularly as an increasing amount of programming content is available via the Internet at little or no cost. Despite our efforts to manage programming expenses, we cannot assure you that the rising cost of programming will not adversely affect our cash flow and operating margins. In addition, programming costs are generally related directly to the number of subscribers to which the programming is provided. Larger cable and Direct Broadcast Satellite systems generally pay lower per subscriber programming costs.

This cost difference can cause us to suffer reduced operating margins as prices decrease, while our competitors will not suffer similar margin compression due to their generally lower costs. In addition, as programming agreements come up for renewal, we cannot assure you that we will be able to renew these agreements on comparable or favorable terms. To the extent that we are unable to reach acceptable agreements with programmers, we may be forced to remove programming from our line-up, which could result in a loss of customers and materially adversely affect our results of operations and financial condition.
     Our markets are highly competitive, and many of our competitors have significant advantages. We may not be able to respond quickly or effectively to changes in the competitive environment, which could have a material adverse impact on our results of operations and financial position.
     In each of our markets we face significant competition from incumbent multiple system cable operators and incumbent local exchange carriers, competitive local exchange carriers, VoIP service providers, and wireless providers. These competitors have numerous advantages, including:
•	significant economies of scale;

•	greater brand recognition;

•	greater financial, technical, marketing and other resources;

•	well-established customer and vendor relationships;

•	significant control over limited conduit and pole space (in the case of incumbent cable and telephone companies); and

•	ownership of content and/or significant cost advantages in the acquisition of content.
     Due to the relatively small size of our customer-base and market share in each of our markets, our service pricing is competitively sensitive. If our competitors were to market their services at substantially lower prices, this could lead to pressure on the pricing of our services, and could materially adversely affect our results of operations and ability to add or retain customers and to expand the services purchased by our customers.
     In particular, we face increasing competition from incumbent telephone companies. For example, Verizon now offers video services in several of our service areas and is expected to continue deploying video services in most of our remaining service areas (excluding Chicago) in the next several years. Incumbent telephone companies’ competitive position has been improved by recent operational, regulatory and legislative advances. The attractive demographics of our major urban markets make many of our service areas desirable locations for investment in video distribution technologies by both incumbents and new entrants. By the nature of our relatively mature markets, the introduction of a viable new entrant will increase competitive intensity, leading to downward pricing pressure on, and customer losses for, the prior market competitors.

For example, during 2007 and 2008, while we grew video connections, customers and revenue on a consolidated basis, we lost video connections, customers and revenue in the geographic areas where Verizon offered video service. While these declines did not have a material impact on our results of operations, we cannot predict the extent to which increased competition, particularly from large incumbents, will impact our results of operations in the future.
     We may be unable to successfully anticipate and respond to various competitive factors affecting our industry, including regulatory changes that may affect our competitors differently from us, new technologies and services that may be introduced, changes in consumer preferences, demographic trends and discount pricing strategies by competitors, which could have a material adverse impact on our results of operations and financial position.
     Our business is highly susceptible to changes in general economic conditions, and any significant downturn in the U.S. economy as a whole, or in any geographic market in which we provide services, could substantially impact our sales, customer churn, bad debt and collections, and overall results of operations.
     While our customers generally place a high value and priority on the services we provide, customers could reevaluate their expenditures on these services in times of uncertainty and hardship, which could cause them to cancel all or portions of our services, respond more quickly to price-based promotions from our competitors, and delay or suspend the payment of their monthly bills. As a result, given the prevailing economic conditions in the markets where we operate, and in the event of a further downturn in economic conditions, our results of operations could be negatively impacted, and the impact could be more severe for us than for our larger competitors or for those businesses that deliver products or services that customers deem to be higher in priority. If general economic conditions worsen, we may not be able to continue to deliver customer and revenue growth, or manage bad debt and collections effectively, any of which could cause a material adverse impact on our operations, business, results of operations and financial condition.
     Our inability to respond to technological developments and meet customer demand for new products and services could limit our ability to compete effectively.
     Our business is characterized by rapid technological change and the introduction of new products and services, some of which are bandwidth-intensive. We cannot assure you that we will be able to fund the capital expenditures necessary to keep pace with technological developments or that we will successfully anticipate the demand of our customers for products and services requiring new technology or bandwidth. Any inability to maintain and expand our upgraded systems and provide advanced services in a timely manner, or to anticipate the demands of the marketplace, could materially adversely affect our ability to attract and retain customers. Consequently, our growth, financial condition and results of operations could suffer materially.
     We experience turnover among our experienced and trained employee base, which could result in our inability to continue performing certain functions and completing certain initiatives in accordance with our existing budgets and operating plans.

     We depend on the performance of our executive officers and key sales, engineering, and operations personnel, many of whom have significant experience in the cable and telecommunications industries and substantial tenures with either our company or one of the companies we have acquired. We experience turnover among our employees as a whole, and if we are not able to retain our executive officers or other key employees, we could experience a material and adverse effect on our financial condition and results of operations.
     Future sales of our common stock could adversely affect the price of our stock and our ability to raise capital.
     A significant portion of our outstanding common stock is held by institutions, which own large blocks of our shares. Due to the relatively low trading volume in our stock, a decision by any of these investors to sell all or a portion of their holdings could cause our stock price to drop significantly, or cause significant volatility in our stock price. In addition, we have a significant number of shares that we are obligated to issue or that will become available for resale in the future. For instance, we have issued warrants that are currently exercisable for 8,018,276 shares of our common stock at a per share price of $16.72.
     An ownership change could limit our ability to utilize our federal net operating loss carryforwards.
     As of December 31, 2008, we had approximately $1.5 billion of usable federal net operating loss carryforwards for U.S. income tax purposes, that begin to expire in 2022. Our ability to use these net operating losses can be negatively impacted if there is an “ownership change” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). In general, this would occur if stockholders that each own 5 percent or more of the Company in the aggregate were to own 50 percentage points more than the lowest amount they owned in the previous three year period. In the event an “ownership change” were to occur, our ability to utilize these net operating losses could be significantly limited and could cause us to pay cash federal income taxes much sooner than currently anticipated.
     We and our subsidiaries have had, and may in the future incur, a significant amount of indebtedness, which could adversely affect our financial position and our ability to react to changes in our business.
     We currently have a significant amount of debt, and may (subject to applicable restrictions in our debt instruments) incur additional debt in the future. As of March 31, 2009, our total debt was approximately $740.8 million and our interest expense based on the aggregate debt outstanding and interest rates in effect on December 31, 2008, is anticipated to be approximately $44 million in 2009. Our credit agreement includes a variety of negative covenants that require us to dedicate a significant portion of our cash flow from operating activities to make payments on our debt, thereby reducing our funds available for working capital, capital expenditures, and other general corporate expenses.
     We cannot guarantee that we will be able to reduce our level of indebtedness or generate sufficient cash flow to service our debt and meet our capital expenditure requirements. If we cannot do so, we would need to seek additional financing, reduce our capital expenditures or take other steps, such as disposing of assets. We cannot assure you that financing would be available on acceptable terms or that asset sales could be accomplished on acceptable terms.
     In connection with operating our business and building our network, we have incurred operating and net losses and we expect to continue to experience losses for the foreseeable future. We have experienced negative cash flow in the past and may not be able to achieve or sustain operating profitability in the future.
     The covenants in our credit agreement restrict our financial and operational flexibility.
     Our credit agreement imposes operating and financial restrictions that affect our ability to, among other things:
•	incur additional debt;

•	create liens on our assets;

•	make particular types of investments or other restricted payments;

•	engage in transactions with affiliates;

•	acquire assets or make certain capital expenditures;

•	utilize proceeds from asset sales for purposes other than debt reduction, except for limited exceptions for reinvestment in our business;

•	merge or consolidate or sell substantially all of our assets; and

•	pay dividends or repurchase shares of our common stock.
     These requirements may affect our ability to finance future operations or to engage in other beneficial business activities. These restrictions may also limit our flexibility in planning for, or reacting to, changes in market conditions and cause us to be more vulnerable in the event of a downturn in our business. If we violate any of these lien restrictions, we could be in default under our credit agreement and our creditors could seek to accelerate our repayment obligations and/or foreclose on our assets, either of which would materially and adversely affect our financial position.
THE EXCHANGE PROGRAM
Section 1. Purpose of the Exchange Program
     Equity-based incentives have been, and continue to be, an essential element in our compensation structure. We grant stock options to incentivize, reward and motivate employees’ performance and to encourage them to continue their employment with RCN. We believe competitive employee compensation and incentive programs are imperative for the future growth and success of the Company.

     Our stock price has experienced a significant decline during the last two years due in large part to an overall stock market downturn and economic conditions. As a result of our declining stock price, all of our employees who have been granted stock options are holding options that are substantially underwater. The weighted average exercise price per share of options held by our employees was $13.42 compared to a $5.98 closing price on July 14, 2009 for the common stock. The exercise prices of our outstanding options range from $11.22 per share to $19.78 per share. Consequently, all of the outstanding options held by our employees are underwater. These underwater options do not provide meaningful retention or incentive value to our employees, while nevertheless creating an overhang to our stockholders of approximately 3.5 million shares.
     On June 2, 2009, we obtained stockholder approval for the Exchange Program that permits Eligible Employees to exchange their outstanding options issued under our 2005 Plan for a lesser number of new options to be granted under our 2005 Plan. This offer is an opportunity to exchange options on the terms described below. These terms may not be suitable for, or desirable to, every Eligible Employee, and you must make your own decision about whether to participate in this offer. You should consider your personal situation, evaluate carefully all of the information in this offer, and consult your own legal, financial and tax advisors. We are not making any recommendation as to whether you should accept this offer, nor have we authorized any person to make any such recommendation.
     If you choose not to participate or your options are not accepted for exchange, your existing options will remain outstanding until they expire, retaining their original terms and conditions as set forth in the relevant agreement related to such stock option grant, including, but not limited to, their current vesting schedule. The current exercise price also will remain the same.
Section 2. Eligible Options; Eligible Employees; Expiration Date
     If you are an employee of RCN (including every officer of RCN, except for the chief executive officer) who holds one or more Eligible Options, you may participate in the Exchange Program. Members of the Board of Directors are not eligible to participate.
     Eligible Employees may exchange those options that are eligible for exchange. Eligible Options include any outstanding stock option for the purchase of shares of common stock granted under the 2005 Plan that are held by Eligible Employees and that are properly elected to be exchanged, and are not validly withdrawn, before the Expiration Date. In order to be eligible, options must be outstanding as of immediately prior to the cancellation of the options under the Exchange Program.
     Participation in the Exchange Program is voluntary. If you choose to participate in the Exchange Program and exchange some or all of your Eligible Options, you must remain an employee of RCN as of the New Option Grant Date (or be an employee on an approved leave of absence) in order to receive your New Options.
     We expect that the New Option Grant Date will be August 12, 2009, although the date may be later if we extend the Offering Period. If you choose not to participate in the Exchange Program, or if you are no longer an Eligible Employee on the New Option Grant Date, you will keep your Eligible Options and they will vest and expire in accordance with their terms.

This offer does not change the terms of your employment. Except as provided by applicable law and/or any employment agreement between you and the Company, your employment remains “at-will” and can be terminated by you or the Company at any time, with or without cause or notice.
     You may decide which of your Eligible Options you wish to exchange, provided you exchange all of the options subject to the same option grant. For example, if you hold (1) an Eligible Option grant to purchase 1,000 shares, (2) an Eligible Option grant to purchase 2,000 shares, and (3) an Eligible Option grant to purchase 3,000 shares, you may choose to exchange all three option grants, only two of the three grants, only one of the three grants or none at all. For each grant you elect to exchange, you must exchange all shares in the grant. If you elect to exchange options covered by a grant which is partially exercised, you must exchange all remaining unexercised options in the grant.
Section 3. New Options
     The Exchange Program is structured as a value-for-value exchange. Eligible Employees that surrender Eligible Options will receive New Options covering a fraction of the number of shares that are covered by the surrendered options. The number of shares underlying the New Option received in exchange for one share underlying an Eligible Option that is surrendered in the exchange is referred to as the “Exchange Ratio.”
     RCN established Exchange Ratios that will result in the issuance of replacement options with a fair value approximately equal to the fair value of the stock options surrendered in the Exchange Program. The Company calculated the fair value of the Eligible Options using the Black-Scholes option valuation model. This model uses the following factors: stock price volatility, risk free interest rates, expected life, option exercise price, dividend yield and stock price on the date of grant.
     The Exchange Ratios were established as of July 14, 2009, prior to the commencement of the Offering Period. The actual value of the Eligible Options and the New Options cannot be known until the close of the Exchange Program. Accordingly, it is important for you to evaluate this offer based on your assessment of the Company’s future stock price, the specific options you currently hold and other applicable risk factors.
     The Exchange Ratios for the Exchange Program are set forth below. Note that the Exchange Ratios apply to each of your stock option grants separately, which means that the various stock option grants you have received may be subject to different Exchange Ratios.

					Number
	Exercise				of New
	Price	Number of	Fair Value of		Options
	of Eligible	Options to be	Options to be		to be
Grant Date	Options	Exchanged	Exchanged	Exchange Ratio	Issued
May 24, 2005	$13.79	780,067	$0.61	4.34	179,563
May 24, 2005	$12.36	438,192	$0.71	3.73	117,402
November 28, 2005	$14.29	226,733	$0.69	3.84	59,036
June 6, 2006	$17.42	329,796	$0.63	4.21	78,404
December 4, 2006	$19.78	122,559	$0.64	4.14	29,599
August 31, 2007	$14.39	193,807	$1.05	2.52	76,791
March 14, 2008	$11.22	884,750	$1.38	1.92	460,738
     As an example, if an Eligible Employee tenders an Eligible Option to purchase 1,000 shares of common stock with an exercise price of $13.79 per share, that Eligible Employee would receive a New Option to purchase 230 shares of common stock (that is, 1,000 divided by 4.34, with the result rounded down to the nearest whole number, equals 230).
Section 4. Procedures for Tendering Eligible Options
     If you are an Eligible Employee and you wish to tender any of your Eligible Options for exchange in the Exchange Program, you must notify RCN of your election before the Exchange Program expires at 11:59 p.m., Eastern time, on August 12, 2009 (or such later date as may apply if the Exchange Program is extended). If we extend the Exchange Program beyond that time, you may tender your Eligible Options for exchange at any time until the extended Expiration Date of the Exchange Program. You may notify RCN of your election by making an election online at the Stock Option Exchange Program Website, which is available at http://www.rcnoptionexchange.com.
     You will be permitted to exchange your Eligible Options for New Options on a grant-by-grant basis. No partial exchanges of a stock option grant will be permitted. If you elect to exchange an eligible stock option grant, you must exchange the entire outstanding (i.e., unexercised) portion of that eligible stock option grant. If you elect to tender one eligible stock option grant in the Exchange Program, you do not need to tender any other Eligible Options you may hold. If you attempt to exchange a portion but not all of an outstanding eligible stock option grant, your election form will be rejected.
Proper Tender of Eligible Stock Options
     If you are an Eligible Employee and you wish to tender any of your Eligible Options for exchange in the Exchange Program, you must notify RCN of your election to exchange such stock options before the Exchange Program expires. You may notify RCN of your election by making an election online at the Stock Option Exchange Program Website, which is available at http://www.rcnoptionexchange.com. Your online election must be submitted before the expiration deadline of 11:59 p.m., Eastern time, on August 12, 2009 (or such later date as may apply if the Exchange Program is extended).
     Submissions by any other means, including delivery directly to RCN, will NOT be accepted.
     You can check the “Exchange Program Elections and Agreement” page on the Stock Option Exchange Program Website, which is available at http://www.rcnoptionexchange.com, at any time to see your current election(s).

     Your Eligible Options will not be considered tendered until RCN receives your properly submitted election online at the Stock Option Exchange Program Website. Your properly submitted election must be received before 11:59 p.m., Eastern time, on August 12, 2009 (or such later date as may apply if the Exchange Program is extended). If you miss the deadline or submit an election that is not properly completed as of the deadline, you will not be permitted to participate in the Exchange Program. You will receive confirmation of your election immediately following submission of your election at the Stock Option Exchange Program Website. If you do not receive a confirmation of your election, then your election with respect to your Eligible Options was not properly submitted. You are responsible for making sure that your election is properly submitted by the deadline.
Determination of Validity; Rejection of Eligible Stock Options; Waiver of Defects; No Obligation to Give Notice of Defects
     We will determine all questions as to the validity, eligibility, time of receipt and acceptance of any tendered Eligible Options. Neither RCN nor any other person is obligated to give notice of any defects or irregularities in tenders. No tender of Eligible Options will be deemed to have been properly made until all defects or irregularities have been cured by the Eligible Employee tendering stock options unless waived by us. Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determination of these matters will be final and binding on all parties. This is a one-time offer, and we will strictly enforce the Offering Period, subject only to any extension of the Expiration Date of the Exchange Program that we may grant in our sole discretion. Subject to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we also reserve the right to waive any of the conditions of the Exchange Program or any defect or irregularity in any tender with respect to any particular Eligible Options or any particular Eligible Employee.
Our Acceptance Constitutes an Agreement
     Your tender of Eligible Options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the Exchange Program and will be controlling, absolute and final, subject to your withdrawal rights under Section 5, Withdrawal Rights, and our acceptance of your tendered Eligible Options in accordance with Section 6, Acceptance of Options for Exchange and Issuance of New Options. Our acceptance for exchange of Eligible Options tendered by you pursuant to the Exchange Program will constitute a binding agreement between RCN and you upon the terms and subject to the conditions of the Exchange Program.
     Subject to our rights to terminate and amend the Exchange Program in accordance with Section 7, Conditions of the Exchange Program, we expect to accept and cancel on the day the Exchange Program expires all properly tendered Eligible Options that have not been validly withdrawn. We also expect to grant the New Options on the same day as the Expiration Date of the Exchange Program. You will receive new stock option agreements governing the terms of the New Options granted to you, which will be delivered to you as soon as reasonably practicable following the New Option Grant Date. If the Expiration Date of the Exchange Program is extended, then the Cancellation Date and the New Option Grant Date will be similarly extended.

Section 5. Withdrawal Rights
     If you elect to tender Eligible Options and later change your mind, you may withdraw your tendered Eligible Options by making an election to withdraw such stock options before the Exchange Program expires. You may revise your election online at the Stock Option Exchange Program Website, which is available at http://www.rcnoptionexchange.com. Your online withdrawal election must be submitted before the expiration deadline of 11:59 p.m., Eastern time, on August 12, 2009 (or such later date as may apply if the Exchange Program is extended).
     Submissions by any other means, including delivery directly to RCN, will NOT be accepted.
     Please note that, just as you may not tender only part of an eligible stock option grant, you may also not withdraw your election with respect to only a portion of an eligible stock option grant. If you elect to withdraw a previously tendered eligible stock option grant, you must withdraw with respect to the entire eligible stock option grant, but need not withdraw any other eligible stock option grants previously tendered.
     You can check the “Exchange Program Elections and Agreement” page on the Stock Option Exchange Program Website, which is available at http://www.rcnoptionexchange.com, at any time to see your current election(s). Your tendered Eligible Options will not be considered withdrawn until RCN receives your properly submitted withdrawal election online at the Stock Option Exchange Program Website. If you miss the deadline for notifying RCN of your withdrawal election but remain an Eligible Employee, any previously tendered Eligible Options will be cancelled and exchanged pursuant to the Exchange Program. You are responsible for making sure that the election to withdraw is properly completed and received by RCN by the deadline.
     Once you have withdrawn Eligible Options, you may again tender these stock options for exchange by following the procedures for properly tendering Eligible Options as described in Section 4, Procedures for Tendering Eligible Options, prior to the deadline noted above.
     Neither RCN nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal. No withdrawals will be deemed to have been properly made until all defects or irregularities have been cured by the Eligible Employee making the withdrawal election unless waived by us. We will determine all questions as to the validity, including time of receipt, of notices of withdrawal. Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determinations of these matters will be final and binding.
Section 6. Acceptance of Options for Exchange and Issuance of New Options
     Upon the terms and subject to the conditions of the Exchange Program, we expect to accept for exchange all Eligible Options properly tendered and not validly withdrawn by the expiration of the Exchange Program, which is currently scheduled to expire at 11:59 p.m., Eastern time, on August 12, 2009. Once we have accepted your tendered Eligible Options, such options will be cancelled and you will no longer have any rights under the tendered Eligible Options. You will receive new stock option agreements governing the terms of the New Options granted to you, which we will distribute as soon as reasonably practicable following the New Option Grant Date. If the Expiration Date of the

Exchange Program is extended, then the Cancellation Date and the New Option Grant Date will be similarly extended.
     If you have tendered Eligible Options for exchange in the Exchange Program and your employment with us terminates for any reason before the New Option Grant Date, you will no longer be eligible to participate in the Exchange Program, and we will not accept your Eligible Options for exchange. In that case, generally, you may exercise your existing stock options for a limited time after your separation date to the extent they are vested and in accordance with the terms and conditions of your existing stock options.
Section 7. Conditions of the Exchange Program
     Notwithstanding any other provision of this Exchange Program, we will not be required to accept any Eligible Options tendered for exchange, and we may withdraw or terminate the Exchange Program, in each case subject to Rule 13e-4(f)(5) under the Exchange Act, if, at any time on or after the date hereof and before the Expiration Date, our Board of Directors determines in its sole discretion to withdraw or terminate the Exchange Program. Our Board of Directors retains the authority, in its sole discretion, to extend, amend, withdraw, or terminate the Exchange Program.
Section 8. Price Range of Shares Underlying Options
     The shares of our common stock that are issuable upon the exercise of your options are traded on the NASDAQ Global Select Market under the symbol “RCNI.” The following table shows, for the periods indicated, the closing high and low prices per share of our common stock as reported by the NASDAQ Global Select Market.

	High	Low
Fiscal Year Ending December 31, 2009
First Quarter	$6.00	$3.13
Second Quarter	$6.26	$3.75
Third Quarter (through July 14, 2009)	$6.02	$5.69
Fiscal Year Ended December 31, 2008
First Quarter	$15.09	$9.85
Second Quarter	$12.51	$10.48
Third Quarter	$13.91	$10.82
Fourth Quarter	$11.61	$5.04
Fiscal Year Ended December 31, 2007
Third Quarter	$19.02	$12.21
Fourth Quarter	$16.23	$12.15
     On July 14, 2009, the closing sale price of our common stock, as reported by the NASDAQ Global Select Market, was $5.98 per share.
     Between our emergence from bankruptcy on December 21, 2004 and June 10, 2007, we did not declare or pay a cash dividend on our common stock. Our debt agreements that existed during that time period did not permit such dividends to be declared or paid. On June 11, 2007, in connection with the refinancing of our senior debt, we paid a special cash dividend of $9.33 per share on all issued and outstanding common stock as of June 4, 2007, totaling approximately $347 million. The total dividend paid in June 2007 excluded $4.5 million of dividends due upon vesting of unvested restricted stock issued to employees prior to the dividend record date, the majority of which has now been paid. We do not intend to pay additional dividends for the foreseeable future.
     You should evaluate current market quotes for our common stock, among other factors, before deciding whether to participate in the Exchange Program.
Section 9. Source and Amount of Consideration; Terms of New Options
Consideration
     The Eligible Options were granted under our 2005 Plan. Each New Option will also be granted under our 2005 Plan. On July 14, 2009, there were outstanding Eligible Options to purchase an aggregate of 3,464,578 shares of our common stock with a weighted average exercise price of $13.42 per share, 2,619,510 of which were fully vested.
     If we receive and accept tenders from Eligible Employees of all options eligible to be tendered (a total of options to purchase 2,975,904 shares) subject to the terms and conditions of this offer, we will grant new options to purchase a total of approximately 1,001,534 shares of our common stock, or approximately 2.8% of the total shares of our common stock outstanding as of July 14, 2009.
General Terms of New Options
     All New Options will be non-qualified stock options granted under our 2005 Plan and subject to the terms of the 2005 Plan and the option agreement between you and RCN covering the New Options. The current form of the option agreement under the 2005 Plan pursuant to which the New Options would be issued is attached as an exhibit to the Schedule TO.
     Some of the terms and conditions of the New Options will vary from the terms and conditions of the options that you tender for exchange. Such changes generally will not substantially and adversely affect your rights, but you should note that there is a vesting schedule for New Options that applies even if your Eligible Options were fully vested.
     NOTHING IN THE EXCHANGE PROGRAM SHOULD BE CONSTRUED TO CONFER UPON YOU THE RIGHT TO REMAIN AN EMPLOYEE OF RCN. THE TERMS OF YOUR EMPLOYMENT WITH US REMAIN UNCHANGED. WE CANNOT GUARANTEE OR PROVIDE YOU WITH ANY ASSURANCE THAT YOU WILL NOT BE SUBJECT TO INVOLUNTARY TERMINATION OR THAT YOU WILL OTHERWISE REMAIN EMPLOYED UNTIL THE NEW OPTION GRANT DATE OR THEREAFTER.
     The following is a summary of certain principal features of the 2005 Plan. This summary is qualified in its entirety by reference to the complete text of the 2005 Plan, which is attached to RCN’s definitive proxy statement for its 2007 Annual Meeting of Stockholders filed on April 27, 2007. The text of an amendment to the 2005 Plan permitting the Exchange Program is attached to the Schedule TO. Stockholders are urged to read the actual text of the 2005 Plan in its entirety.
Description of 2005 Stock Compensation Plan
     Purpose
     The purpose of the 2005 Plan is to further the growth and profitability of RCN by increasing incentives and encouraging ownership of shares of common stock by RCN’s employees, independent contractors and directors. The 2005 Plan provides a means through which RCN and its subsidiaries and affiliates may attract key personnel (collectively, the “Participants”) to enter into and remain in the employ of RCN and its subsidiaries and affiliates, as well as to provide a means whereby those key persons upon whom the responsibilities of the successful administration and management of RCN rest, can acquire and maintain ownership of common stock, thereby strengthening their commitment to the success of RCN and promoting the mutuality of interests between Participants and RCN’s stockholders.
     Administration
     The 2005 Plan has been and will continue to be administered by the Compensation Committee. References to the Compensation Committee shall refer to the Board of Directors if the Compensation Committee ceases to exist and the Board of Directors does not appoint a successor committee. It is intended that each member of the Compensation Committee will qualify as a “non-employee director” as defined under Rule 16b-3 under the Exchange Act, an “outside director” for purposes of Section 162(m) of the Code and an “independent director” under the rules of any national securities exchange or national securities association, as applicable. Subject to the terms of the 2005 Plan, the Compensation Committee is authorized to select persons eligible to receive awards and to determine the form, amount, timing and other terms of the awards to be granted. The Compensation Committee may delegate to one or more members of the Board of Directors or to officers of RCN its authorities regarding awards to individuals not subject to Section 16 of the Exchange Act or Section 162(m) of the Code. The Compensation Committee is authorized to interpret the 2005 Plan and any award agreements issued under the 2005 Plan, to adopt such rules and procedures as it may deem necessary or advisable for the administration of the 2005 Plan, to interpret and amend any of such rules or procedures and to make all other decisions and determinations required pursuant to the 2005 Plan or any award agreement or as the Compensation Committee deems necessary or advisable to administer the 2005 Plan. The Compensation Committee’s determinations under the 2005 Plan need not be uniform and may be made selectively among Participants, whether or not such Participants are similarly situated. Each member of the Compensation Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any employee of RCN or any of its subsidiaries or affiliates, RCN’s independent certified public accountants or any executive compensation consultant or other professional retained by RCN to assist in the administration of the 2005 Plan.

     Shares Available for Awards
     Subject to adjustment as described below under the heading “Changes in Capital Structure,” the maximum number of shares of common stock available for the grant of awards under the 2005 Plan is 8,327,799 shares of common stock, of which approximately 2,262,344 shares of common stock are available for the grant of awards as of July 14, 2009.
     The common stock awarded or acquired upon the exercise of awards under the 2005 Plan may be authorized but unissued, authorized and issued shares reacquired and held as treasury shares, or any combination thereof. If any award granted under the 2005 Plan should expire, terminate, or be forfeited or canceled, the common stock subject thereto shall be released and shall again be available for the grant of new awards under the 2005 Plan. To the extent permitted by applicable law or exchange rules, common stock issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by RCN or any of its subsidiaries or affiliates will not be counted against the common stock available for issuance under the 2005 Plan.
     Subject to adjustment as described below under the heading “Changes in Capital Structure,” the number of shares of common stock with respect to which awards (other than restricted stock, restricted stock units and other stock awards that are not subject to the achievement of performance goals established by the Compensation Committee in accordance with Section 162(m) of the Code) may be made during any year to any person may not exceed 1,000,000 shares.
     Term of the 2005 Plan
     Unless earlier terminated by the Board of Directors, as described below under the heading “Amendment and Termination,” the 2005 Plan will terminate on April 7, 2015, which is ten years after adoption by the Board of Directors, and no further awards may be granted under the 2005 Plan after that date. The termination (or early termination) of the 2005 Plan will not affect any awards granted prior to the termination (or early termination) of the 2005 Plan.
     Eligibility
     The persons eligible to receive awards under the 2005 Plan are the directors, employees and independent contractors of RCN and any subsidiaries and affiliates who are designated by the Compensation Committee. Persons receiving awards will enter into individual award agreements with RCN that contain the terms and conditions of the award established by the Compensation Committee.
     Stock Options
     The Compensation Committee is authorized to grant stock options, including incentive stock options under Section 422 of the Code (“ISOs”), which can result in potentially favorable tax treatment to the Participant, and non-qualified stock options. The exercise price per share of common stock subject to an option is determined by the Compensation Committee, but must not be less than 100% of the fair market value of such share on the date of grant; provided, however, that with respect to a Participant that owns stock representing more than 10% of the voting power of all class of stock of RCN, the exercise price per share subject to an ISO shall not be less than 110% of the fair market value of a share of common stock on the date of grant. For purposes of the 2005 Plan, the term “fair market value” shall mean, except as otherwise specified in a particular award agreement, (a) while the common stock is traded on an established national or regional securities exchange, the closing transaction price of such common stock as reported by the principal exchange on which such common stock is traded on the date as of which such value is being determined or, if there is no reported transaction for such date, on the next preceding date for which a transaction was reported, or (b) if the common stock is not traded on an established national or regional securities exchange, the average of the bid and ask prices for the stock, where quoted for such stock. However, if “fair market value” cannot be determined under clause (i) or clause (ii) of the preceding sentence, or if the Compensation Committee determines in its sole discretion that the common stock is too thinly traded for “fair market value” to be determined pursuant to clause (i) or clause (ii) of the preceding sentence, “fair market value” shall be the value determined by the Compensation Committee, in its sole discretion, on a good faith basis.
     The maximum term of each option, the period during which each option will be exercisable, and provisions requiring forfeiture of unexercised options at or following termination of employment generally will be established by the Compensation Committee in the individual award agreements, except that no ISO may have a term exceeding 10 years and no ISO granted to a Participant who owns stock representing more than 10% of the voting power of all class of stock of RCN may have a term exceeding five years. Options may be exercised by payment of the exercise price in cash or, in the discretion of the Compensation Committee, either (i) by tendering previously acquired stock which has been held by the holder of the option for at least six months having an aggregate fair market value at the time of exercise equal to the aggregate exercise price of the stock with respect to which the option is to be exercised, or (ii) by any other means that the Compensation Committee, in its sole discretion, determines to both provide legal consideration for the stock and to be consistent with the purposes of the 2005 Plan.
     Stock Appreciation Rights
     The Compensation Committee is authorized to grant Stock Appreciation Rights (“SARs”) entitling the Participant to receive the amount by which the fair market value of a share of common stock on the date of exercise exceeds the grant price of the SAR. The grant price of a SAR is determined by the Compensation Committee but must not be less than 100% of the fair market value of a share of common stock on the date of grant. SARs may be granted by themselves or in tandem with grants of stock options. The maximum term of each SAR, the periods over which each SAR will be exercisable, and provisions requiring forfeiture of unexercised SARs at or following termination of employment generally are established by the Compensation Committee in the individual award agreements, except that no SAR granted in tandem with an option may have a term exceeding the term of the related option. SARs may be exercised by (i) delivery of a written notice of exercise, (ii) in the case of a tandem SAR, by tendering any options which would be canceled by reason of the exercise of such SAR, or (iii) by executing such documents as RCN may reasonably request. Payment of the amount by which the fair market value of each SAR exercised exceeds the grant price shall be made, as determined by the Compensation Committee in its discretion, in cash, common stock, or a combination thereof, as set forth in the individual award agreement.

     Restricted Stock and Restricted Stock Units
     The Compensation Committee is authorized to grant awards of restricted stock and restricted stock units. A grant of restricted stock is an award of common stock which may not be sold or disposed of prior to the end of a restricted period specified by the Compensation Committee. The Compensation Committee may set additional restrictions on restricted stock as it may deem advisable or appropriate in the individual award agreements. A Participant who has been granted restricted stock generally has the right to vote the stock, unless otherwise determined by the Compensation Committee. During the restricted period, Participants holding shares of restricted stock are entitled to receive all dividends and other distributions paid with respect to such shares, unless otherwise determined by the Compensation Committee. However, dividends and other distributions with respect to restricted stock that are paid in common stock will be held by RCN subject to the same restrictions that apply to the restricted common stock. Restricted stock units are similar to restricted shares except that no common stock is actually awarded to the Participant on the date of grant. Instead, common stock is delivered to the Participant when all applicable terms and conditions specified under the award have been satisfied. A holder of a restricted stock unit does not have voting rights or any entitlement to dividends or other distributions until the common stock is delivered in the future upon the completion of the restricted period.
     In addition, the Compensation Committee may make restricted stock and restricted stock unit awards that are subject to the achievement of performance goals as may be determined by the Compensation Committee and specified in the relevant award agreement. The performance goals may be based on the following factors: (a) net earnings (either before or after interest, taxes, depreciation and amortization), (b) economic value-added (as determined by the Compensation Committee), (c) sales or revenue, (d) net income (either before or after taxes), (e) operating earnings, (f) cash flow (including, but not limited to, operating cash flow and free cash flow), (g) cash flow return on capital, (h) return on net assets, (i) return on stockholders’ equity, (j) return on assets, (k) return on capital, (l) stockholder returns, (m) return on sales, (n) gross or net profit margin, (o) productivity, (p) expense, (q) margins, (r) operating efficiency, (s) customer satisfaction, (t) working capital, (u) earnings per share, (v) price per share of common stock, and (w) market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The Compensation Committee may determine performance goals in respect of the performance of RCN, any of its subsidiaries or affiliates or any combination thereof on either a consolidated, business unit or divisional level. The Compensation Committee, in its discretion, may adjust or modify the calculation of performance goals in order to prevent the dilution or enlargement of the rights of Participants (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of RCN, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.
     Awards contingent on performance goals granted to persons whom the Compensation Committee expects will, for the year in which a deduction arises, be “covered employees” (as defined below) will, if and to the extent intended by the Compensation Committee, be subject to provisions that should qualify such awards as “performance-based compensation” not subject to the limitation on tax deductibility by RCN under Section 162(m) of the Code. For purposes of Section 162(m) of the Code, the term “covered employee” means RCN’s chief executive officer and each other person (except for RCN’s chief financial officer) whose compensation is required to be disclosed in RCN’s filings with the SEC by reason of that person being among the four highest compensated officers of RCN on the last day of a taxable year.

     Other Stock Awards
     The Compensation Committee is authorized to grant other types of awards that are denominated or payable in, valued by reference to, or otherwise based on or related to the common stock on such terms and conditions as may be established by the Compensation Committee in the relevant award agreement.
     Tax Withholding; Other Terms of Awards
     The Compensation Committee or the Board of Directors may condition any payment relating to an award on the withholding of taxes and may provide that a portion of any share of common stock to be distributed will be withheld (or previously acquired common stock or other property be tendered by the Participant) to satisfy withholding and other tax obligations. Awards granted under the 2005 Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the Participant’s death, except that a Participant may, unless otherwise specified in a particular award agreement, transfer, without consideration, awards other than ISOs to such Participant’s “immediate family” as defined in the 2005 Plan.
     Benefits to Directors, Named Executive Officers and Others
     Future grants of awards of restricted stock or stock options, if any, that will be made to eligible employees with respect to shares that are subject to stockholder approval are subject to the discretion of the Compensation Committee, and therefore, are not determinable at this time. See Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options, for more information.
     Changes in Capital Structure
     In the event that the Board of Directors determines that any dividend or other distribution (whether in the form of cash, common stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, change of control or exchange of shares of common stock or other securities of RCN, or other corporate transaction or event (each a “Corporate Event”) affects the common stock such that an adjustment is determined by the Board of Directors, in its sole discretion, to be necessary or appropriate in order to prevent dilution or enlargement of benefits or potential benefits intended to be made available under the 2005 Plan, the Board of Directors may, in such manner as it in good faith deems equitable, adjust any or all of (i) the number of shares of common stock or other securities of RCN (or number and kind of other securities or property) with respect to which awards may be granted, (ii) the number of shares of common stock or other securities of RCN (or number and kind of other securities or property) subject to outstanding awards, and (iii) the exercise price with respect to any award, or make provision for an immediate cash payment to the holder of an outstanding award in consideration for the cancellation of such award.

     If RCN enters into or is involved in any Corporate Event, the Board of Directors may, prior to such Corporate Event and effective upon such Corporate Event, take such action as it deems appropriate, including, but not limited to, replacing awards with substitute awards in respect of the shares of common stock, other securities or other property of the surviving corporation or any affiliate of the surviving corporation on such terms and conditions, as to the number of shares, pricing and otherwise, which shall substantially preserve the value, rights and benefits of any affected awards granted hereunder as of the date of the consummation of the Corporate Event.
     Amendment and Termination
     The Board of Directors may amend, suspend, or terminate the 2005 Plan or any part thereof, at any time and for any reason, subject to stockholder approval required by applicable law, rule or regulation, including Sections 162(m) and 422 of the Code and the rules of the NASDAQ Global Select Market. Thus, stockholder approval may not necessarily be required for every amendment to the 2005 Plan which might increase the cost of the 2005 Plan. In addition, the Board of Directors may amend the 2005 Plan and any award agreement, including, without limitation, retroactive amendments, without stockholder approval as necessary to avoid the imposition of any taxes under Section 409A of the Code.
     Federal Income Tax Consequences of Awards of Options
     The following is a brief description of the United States federal income tax consequences generally arising with respect to awards of options under the 2005 Plan.
     The grant of an option should not give rise to any income tax consequences for the Participant or RCN. The exercise of an option has different tax consequences depending on whether the option is an ISO or a non-qualified option. Upon exercising an ISO, the Participant recognizes no income for regular income tax purposes, but the option “spread” (the difference between the exercise price and the fair market value of the shares acquired upon exercise of the option) is taken into account in computing liability for the alternative minimum tax. Upon exercising a non-qualified option, the Participant recognizes ordinary income equal to the option “spread.”
     The disposition of common stock acquired on exercise of an option may have different tax consequences depending on whether the option is an ISO or a non-qualified option and the timing of the disposition. If a Participant disposes of a share of common stock acquired on exercise of an ISO before the end of the “ISO Holding Period,” which ends on the latter of the two-year anniversary of the date the option was granted and one year from the date the option was exercised (such disposition a “Disqualifying Disposition”), the Participant generally recognizes ordinary income equal to the excess of the fair market value of the common stock on the date of exercise of the ISO over the exercise price. If, however, the Disqualifying Disposition is a sale or exchange on which a loss, if realized, would be recognized for U.S. federal income tax purposes, and if the sales proceeds are less than the fair market value of the share of common stock on the date of exercise of the ISO, the amount of ordinary income recognized by the Participant should not exceed the gain, if any, realized on the sale. If the amount realized on a Disqualifying Disposition exceeds the fair market value of the share on the date of exercise of the option, that excess will generally be capital gain, and long-term capital gain if the holding period for the share exceeds one year. On a disposition of common stock acquired on the exercise of a non-qualified option or on exercise of an ISO when the ISO Holding Period has been met, the Participant should recognize capital gain or loss equal to the difference between the sales price and the Participant’s tax basis in the common stock. That gain or loss will generally be long-term if the common stock has been held for more than one year as of the date of disposition. The Participant’s tax basis in the common stock generally will be equal to the exercise price of the option plus the amount of any ordinary income recognized in connection with the option.
     Section 409A of the Code provides that participants in certain “deferred compensation” arrangements will be subject to immediate taxation and, among other penalties, will be required to pay an additional 20% tax on the value of vested deferred compensation if the requirements of Section 409A are not satisfied. Options may be considered “deferred compensation” for purposes of Section 409A unless certain requirements are met. RCN expects that options granted under the 2005 Plan will meet these requirements and will thus not be subject to Section 409A of the Code, but no assurances to this effect can be given.
     RCN generally will be entitled to a tax deduction equal to the amount that the Participant recognizes as ordinary income in connection with an option. RCN is not entitled to a tax deduction relating to any amount that constitutes a capital gain for a Participant. Accordingly, RCN will not be entitled to any tax deduction with respect to an ISO if the Participant holds the shares for the ISO Holding Period prior to disposing of the common stock.
     Section 162(m) of the Code generally disallows a public company’s tax deduction for compensation in excess of $1 million paid in any taxable year to a covered employee. Compensation that qualifies as “performance-based compensation”, however, is excluded from the $1 million deductibility cap. RCN intends that options and certain other awards granted to employees whom the Compensation Committee expects to be covered employees at the time a deduction arises in connection with the awards qualify as “performance-based compensation” so that deductions with respect to options and such other awards will not be subject to the $1 million cap under Section 162(m) of the Code. Future changes in Section 162(m) of the Code or the regulations thereunder may adversely affect the ability of RCN to ensure that options or other awards under the 2005 Plan will qualify as “performance based compensation” so that deductions are not limited by Section 162(m) of the Code.
     Section 280G of the Code provides special rules in the case of “golden parachute” payments. Those rules could apply if, on a change in control of RCN, the acceleration of options or other awards held by a Participant who is an officer, director or highly-compensated individual with respect to RCN, and any other compensation paid to the Participant that is contingent on a change in control of RCN, has a present value of at least three times the Participant’s average annual compensation from RCN over the prior five years (the “average compensation”). In that event, the contingent compensation that exceeds the Participant’s average compensation, adjusted to take account of any portion thereof shown to be reasonable compensation, is not deductible by RCN and is subject to a nondeductible 20% excise tax, in addition to regular income tax, in the hands of the Participant.

Section 10. Information Concerning RCN; Financial Information
Information Concerning RCN
     RCN is a competitive broadband services provider, delivering all-digital and high-definition video, high-speed internet and premium voice services primarily to Residential and Small and Medium Business (“SMB”) customers under the brand names of RCN and RCN Business Services, respectively. In addition, through our RCN Metro Optical Networks business unit (“RCN Metro”), we deliver fiber-based high-capacity data transport services to large commercial customers, primarily large enterprises and carriers, targeting the metropolitan central business districts in our geographic markets. We operate our own networks, and our primary service areas include: Washington, D.C., Philadelphia, Lehigh Valley (PA), New York City, Boston and Chicago.
     Our RCN and RCN Business Services network passes approximately 1.4 million addressable homes and businesses, and we currently have licenses to provide video, data, and voice services to over 5 million licensed homes and businesses in our footprint. As of March 31, 2009, we served approximately 429,000 residential and SMB customers.
     RCN Metro also has numerous points of presence (“POPs”) in other key cities from Richmond, Virginia to Portland, Maine as our fiber network continues to expand. RCN Metro currently enters approximately 1,300 locations through our own diverse fiber facilities, providing connectivity to private networks, as well as telecommunications carrier meet points, and local exchange central offices owned and operated by other carriers. Our RCN Metro fiber routes now exceed 7,000 route miles, with hundreds of additional commercial buildings on or near our network. We also have nearly 313,000 fiber strand miles, which highlights the fact that many of our metro and intercity rings are fiber-rich.
     Subsequent to the Company’s acquisition of NEON Communications Group, Inc. (“NEON”) in November 2007, management reorganized RCN’s business into two key segments: (i) Residential/SMB and (ii) RCN Metro. There is substantial managerial, network, operational support and product overlap between the Residential and SMB businesses and, as a result, we have historically reported these two businesses as one segment. RCN Metro, however, is managed separately from the other two business units, with separate network operations, engineering, and sales personnel, as well as separate systems, processes, products, customers and financial measures. Management of the Company’s two key businesses is unified only at the most senior executive levels of the Company. Therefore, beginning with the results of operations for 2008, the financial results of the RCN Metro business unit are being reported as a separate segment in accordance with the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about segments of an enterprise and related information” and applicable SEC regulations. For financial and other information about our segments, refer to Item 8, Note 15 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
     RCN is a Delaware corporation formed in 1997. Our principal executive office is located at 196 Van Buren Street, Suite 300, Herndon, Virginia 20170, and our telephone number is (703) 434-8200.

     On May 27, 2004, RCN and four of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York and in August 2004, five additional subsidiaries of RCN filed voluntary petitions for reorganization under Chapter 11 (all ten collectively, the “RCN Debtors”). On December 21, 2004, the RCN Debtors’ joint plan of reorganization became effective and the RCN Debtors emerged from its Chapter 11 reorganization with a significantly restructured balance sheet.
Financial Information
     We have presented below a summary of our consolidated financial data. The following summary consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and with “Part I. Financial Information” of our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, both of which are incorporated herein by reference. The selected consolidated statements of earnings data for the fiscal years ended December 31, 2008 and December 31, 2007 and the selected consolidated balance sheet data as of December 31, 2008 and December 31, 2007 are derived from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008. The selected consolidated statements of earnings data for the fiscal quarters ended March 31, 2009 and March 31, 2008 and the selected consolidated balance sheet data as of March 31, 2009 and March 31, 2008 are derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009. Our interim results are not necessarily indicative of results for the full fiscal year, and our historical results are not necessarily indicative of the results to be expected in any future period.
RCN CORPORATION
SELECTED FINANCIAL DATA
(dollars in thousands, except per share amounts)

	Fiscal Year Ended		Three Months	Three Months
			Ended	Ended
	December 31,	December 31,	March 31,	March 31,
	2008	2007 (1)	2009`	2008
Consolidated Statements of Earnings:
Revenues	$739,243	$636,097	$189,228	$179,815
Net loss from continuing operations	$(70,726)	$(169,642)	$(9,632)	$(26,204)
Loss from continuing operations per common share:
Basic and Diluted	$(1.91)	$(4.58)	$(0.27)	$(0.71)
Total assets	$1,025,460	$1,097,889	$1,009,020	$1,060,646
Total debt	$742,607	$744,945	$740,770	$743,112
Dividends declared per share	—	$9.33	—	—

(1)	The results of operations from NEON are included in the above financial information from the date of acquisition (November 13, 2007) and all periods thereafter.

Additional Information
     For more information about us, please refer to our Annual Report on Form 10-K for the year ended December 31, 2008, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and our other filings made with the SEC. We recommend that you review materials that we have filed with the SEC before deciding whether or not to tender your Eligible Options. We will also provide you without charge, upon your written or oral request, a copy of any or all of the documents to which we have referred you. See Section 17, Additional Information, for more information regarding reports we file with the SEC and how to obtain copies of or otherwise review these reports.

Section 11.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options
     The following table sets forth certain information as of July 14, 2009 about the outstanding options granted under our 2005 Plan held by each of our directors and executive officers. Our executive officers (except for the chief executive officer) are eligible to participate in the Exchange Program. Members of the Board of Directors are not eligible to participate in the Exchange Program. As of July 14, 2009, our executive officers and directors (twelve (12) persons) as a group held options unexercised and outstanding under the 2005 Plan to purchase a total of 1,482,538 shares of our common stock, which represented approximately 42.8% of the shares subject to all options outstanding under the 2005 Plan as of that date.

			Percentage of
		Aggregate	Total
		Number	Outstanding
		of Options	Options
		Under the	Under the
Name	Position	2005 Plan	2005 Plan
Peter D. Aquino	President and Chief Executive Officer, Director	488,674	14.1%
Michael T. Sicoli	Executive Vice President and Chief Financial Officer	304,258	8.8%
John D. Filipowicz	President, Retail Markets	166,577	4.8%
PK Ramani	President, RCN Business Services	166,577	4.8%
Felipe Alvarez	Senior Vice President and President of RCN Metro Optical Networks	93,535	2.7%
Richard Ramlall	Senior Vice President, Programming, Strategic and External Affairs	160,371	4.6%
Leslie Sears	Senior Vice President and Controller	102,546	3.0%
Jose A. Cecin, Jr.	Director	—	—
Benjamin C. Duster, IV	Director	—	—
Lee S. Hillman	Chairman of the Board, Director	—	—
Charles E. Levine	Director	—	—
Daniel Tseung	Director	—	—
     Neither we nor, to the best of our knowledge, any member of our Board of Directors or any of our executive officers, nor any affiliate of ours, engaged in transactions involving Eligible Options during the past 60 days.

Section 12.	Status of Eligible Stock Options Acquired by Us in the Exchange Program; Accounting Consequences of the Exchange Program
     Eligible Options that we accept for exchange pursuant to the Exchange Program will be cancelled as of the Expiration Date of the Exchange Program, and all shares of common stock that were subject to such tendered Eligible Options will again become available for future awards under the 2005 Plan, including for the grants of New Options in the Exchange Program. As a result of the Exchange Program, the pool of shares available for the grant of future awards under the 2005 Plan will be increased by that number of shares equal to the difference between (a) the number of shares subject to tendered Eligible Options issued under the 2005 Plan and (b) the number of shares subject to the New Options issued in the exchange under the 2005 Plan.
     Under SFAS 123(R), the exchange of options under the Exchange Program is treated as a modification of the existing options for accounting purposes. To the extent the fair value of each award of stock options granted pursuant to the Exchange Program exceeds the fair value of the tendered Eligible Options, such excess is considered incremental compensation. RCN will recognize this excess, in addition to any remaining unrecognized expense for the Eligible Options tendered in exchange for the New Options, ratably over the vesting period of the New Options in accordance with the requirements of SFAS 123(R). Because the Exchange Ratios will be calculated to result in the fair value of tendered Eligible Options being equal to the fair value of the options replacing them, RCN does not expect to recognize any significant incremental compensation expense for financial reporting purposes as a result of the Exchange Program. In the event that any awards of New Options are forfeited prior to their vesting due to termination of an employee’s service, the compensation cost related to the forfeited stock options will not be recognized.
     Since these factors cannot be predicted with any certainty at this time and will not be known until the expiration of the Exchange Program, we cannot predict the exact amount of any incremental compensation expense that may result from the Exchange Program.
Section 13. Legal Matters; Regulatory Approvals
     We are not aware of any material pending or threatened legal actions or proceedings relating to the Exchange Program. We are not aware of any margin requirements or antitrust laws applicable to the Exchange Program. We are not aware of any license or regulatory permit material to our business that might be adversely affected by our exchange of Eligible Options and issuance of New Options as contemplated by the Exchange Program or of any approval or other action by any government or governmental, administrative, or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of New Options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will use commercially reasonable efforts to seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the Exchange Program to accept tendered Eligible Options for exchange and to issue New Options for your Eligible Options would be subject to obtaining any such governmental approval.

Section 14. Material U.S. Federal Income Tax Consequences
     The following is a brief discussion of the material United States federal income tax consequences associated with the exchange of Eligible Options for New Options pursuant to the Exchange Program. This discussion is based on the Code, its legislative history, U.S. Treasury Department regulations, and administrative and judicial interpretations as of the date of this Offer to Exchange, all of which may change, possibly on a retroactive basis. This discussion does not address all of the tax consequences (income or otherwise) that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all Eligible Employees. In particular, this discussion does not address any non-United States tax consequences of the Exchange Program. Accordingly, if you are a citizen or resident of, or are otherwise subject to the tax laws of, another country, or if you change your residence or citizenship during the term of the Exchange Program, the information contained in this discussion may not be applicable to you.
Stock Option Taxation
     An Eligible Employee will generally not be taxed on either the relinquishment of Eligible Options or the receipt of New Options. All of the New Options will be non-qualified stock options and no New Options will qualify as “incentive stock options” within the meaning of Section 422 of the Code.
     An Eligible Employee will generally realize ordinary compensation income subject to income and employment taxes at the time of exercise of a New Option in an amount equal to the excess of the fair market value (determined as of the date of exercise) of the shares acquired over the exercise price for those shares. Gains or losses realized by Eligible Employees upon disposition of the shares will be treated as capital gains and losses, with such gain or loss being long-term if the shares have been held for more than one year as of the date of disposition. An Eligible Employee’s income tax basis in the shares will generally be equal to the fair market value of the shares at the time of exercise.
     Generally, the Company will be entitled to a federal income tax deduction in the same amount and at the same time as an Eligible Employee recognizes ordinary income, subject to any deduction limitation under Section 162(m) of the Code.
     Eligible Employees may also be subject to state and local taxes in connection with the exercise of New Options. We suggest that participants consult with their individual tax advisors to determine the applicability of the tax rules to their personal circumstances.
Tax Withholding
     We will have the right to deduct or withhold, or require an Eligible Employee to remit to us, an amount sufficient to satisfy local, state, and federal taxes (including employment taxes) which we determine are required by law to be withheld with respect to any exercise of a New Option, and will require each Eligible Employee to make arrangements to satisfy this withholding obligation prior to the delivery or transfer of any shares of our common stock pursuant to the exercise of a New Option.

     WE ENCOURAGE ALL ELIGIBLE EMPLOYEES WHO ARE CONSIDERING EXCHANGING THEIR ELIGIBLE OPTIONS TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PARTICIPATING IN THE EXCHANGE PROGRAM.
     CIRCULAR 230 DISCLAIMER. The following disclaimer is provided in accordance with Treasury Department Circular 230. You are hereby notified that (a) the summary above is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under the Code, (b) the summary above was written to support the promotion or marketing (within the meaning of Circular 230) of the transaction(s) or matter(s) addressed by this communication, and (c) each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.
Section 15. Extension of Exchange Program; Termination; Amendment
     We may, from time to time, extend the period of time during which the Exchange Program is open and delay accepting any Eligible Options tendered to us by providing notice of the extension to Eligible Employees by public announcement, oral or written notice, or otherwise as permitted by Rule 13e-4(e)(3) under the Exchange Act. If the Exchange Program is extended or amended, we will provide appropriate notice of the extension or amendment, as applicable, and the new Expiration Date, if any, no later than 9:00 a.m. Eastern time on the next U.S. business day following the previously scheduled Expiration Date. For purposes of the Exchange Program, a “business day” means any day other than a Saturday, Sunday, or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.
     If we materially change the terms of the Exchange Program or the information concerning the Exchange Program, or if we waive a material condition of the Exchange Program, we will extend the Exchange Program to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Under these rules, the minimum period during which a tender or exchange offer must remain open following material changes in the terms of or information concerning an exchange offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.
     In addition, if we decide to take any of the following actions, we will publish notice or otherwise inform you in writing of such action and keep the Exchange Program open for at least 10 business days after the date of such notification:
•	If we increase or decrease the amount of consideration offered for the Eligible Options; or

•	If we increase or decrease the number of Eligible Options that may be tendered in the Exchange Program.

Section 16. Fees and Expenses
     We will not pay any fees or commissions to any broker, dealer, or other person for soliciting tenders of Eligible Options pursuant to the Exchange Program. You will be responsible for any expenses incurred by you in connection with your election to participate in the Exchange Program, including any expenses associated with any legal, financial, tax or other advisor consulted or retained by you in connection with the Exchange Program.
Section 17. Additional Information
     This document is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This document does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to elect to participate in the Program:
•	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2008 filed with the SEC on February 24, 2009;

•	Our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2009 filed with the SEC on May 5, 2009;

•	Our Current Reports on Form 8-K filed with the SEC on January 13, 2009, January 22, 2009, February 10, 2009, February 24, 2009, March 10, 2009, May 5, 2009 and May 21, 2009;

•	Our Definitive Proxy Statement on Schedule 14A for our 2009 Annual Meeting of Stockholders filed with the SEC on April 30, 2009; and

•	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on December 22, 2004, including any amendment or report filed for the purpose of updating such description.
     These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at www.sec.gov.
     Our internet address is www.rcn.com and the investor relations section of our website is located at http://investor.rcn.com. We make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not part of the Exchange Program.

     As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this document, you should rely on the statements made in the most recent document.
     The information contained in this document about us should be read together with the information contained in the documents to which we have referred you, in making your decision as to whether or not to participate in the Exchange Program.
Section 18. Miscellaneous
     We are not aware of any jurisdiction in which participation in the Exchange Program is being offered to employees where the Exchange Program is not in compliance with applicable law. We may become aware of one or more jurisdictions where the Exchange Program is not in compliance with valid applicable law. If we are unable to comply with such law or otherwise determine that it is impracticable or inadvisable to permit participation of employees in the Exchange Program by employees in such jurisdiction, participation in the Exchange Program will not be offered to, nor will options be accepted from, employees residing in such jurisdiction.
     We have not authorized any person to make any recommendation on our behalf as to whether you should elect to exchange your options through the Exchange Program. You should rely only on the information in this Offer to Exchange or documents to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the Exchange Program other than the information and representations contained in this Offer to Exchange and in the related documents. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.